  Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Responds to Business Disruptions Caused by Local Government, Announces Intention to Sell Kaiyuan Finance Center

Shijiazhuang, Hebei Province, China – August 14, 2019 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: YUANF), a leading provider of internet-based financing and ecommerce services for small and medium-sized businesses (“SMBs”) and individuals in China, today announced that businesses operating within the P2P (peer-to-peer) lending industry in Hebei province, including the Company, have received requests by the Hebei provincial government to cease P2P business operations. The Company vehemently disagrees with the request and is taking steps to protect its many stakeholders, including initiating the process of moving its business registration to Beijing where local regulators are supportive of the P2P industry.

In recent years, China’s central government has been in the process of formulating regulations for the peer-to-peer lending industry, and Fincera believes it has complied with all centrally issued peer-to-peer lending rules and regulations. Since January 2018, Fincera also has been examined extensively by the Hebei financial bureau, which to this day has not shared findings or reports of any kind with the Company. Despite providing no evidence that the Company has operated abnormally, the Hebei financial bureau has pressured Fincera to shut down its peer-to-peer lending business. Recently, on July 5, 2019, the Hebei provincial government issued private requests to P2P platforms based in the province to exit the P2P business.

As news of the Hebei provincial government’s request was shared by unidentified sources, some investors in the Company’s P2P platform panicked, resulting in the Company acting to maintain the integrity of its platform in order to protect the many borrowers who depend on the platform’s financing to operate their small enterprises.

Fincera is the largest Hebei-based company operating in the peer-to-peer lending industry, comprising over 90% of the province’s market with approximately RMB9.0 billion in unpaid principal balance. The Company is operating its business as usual but has not been able to expand its platform over the past 18 months since Chinese regulators began pressuring businesses to decrease lending volume.

To protect the interests of all its stakeholders—investors, borrowers, brokers, and employees, Fincera has announced its intent to sell the Kaiyuan Finance Center, which has an estimated valued of over RMB4.0 billion. The Kaiyuan Finance Center is the tallest building in Shijiazhuang and currently houses the Company’s headquarters and a Hilton hotel. In doing so, the Company would be able to 1) provide a capital infusion to platform lenders who urgently need funds, 2) allow borrowers to continue to use existing loans and continue to serve small and medium-sized enterprises, and 3) maintain the interests and well-being of individuals who depend on Fincera for their livelihoods. Furthermore, Mr. Yong Hui Li, Fincera’s founder, Chairman, and CEO, has expressed willingness to utilize his personal assets to support Fincera as he has done in the past.

Mr. Li stated, “We are disappointed and disheartened that our local government would go as far as to attempt to shut down Fincera’s P2P platform and other peer-to-peer companies in Hebei province that are operating within legal and regulatory bounds. Our services are crucial to SMBs and individuals, who play a critical role in the Chinese economy and are unable to receive financing elsewhere. I am motivated to personally stand up against this oppression by selling my substantial personal investments in Hebei in order to continue to provide liquidity and financing to Fincera’s peer-to-peer lending customers. I will do what is in my power to protect the interests of the over 100,000 lenders and borrowers, as well as the thousands of brokers and employees who rely on Fincera to support their families.”

About Fincera Inc.:
Founded in 2005, Fincera Inc. (OTCQB: YUANF) provides innovative internet-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company works with a network of brokers in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment-processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to materially differ from those set forth in the forward-looking statements:

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legislation or regulatory environments, requirements, policies or changes affecting the financial services industry in China, including in the Hebei province, where Fincera is currently headquartered;

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outcomes of any government or government-related reviews, inquiries, investigations, and related litigation, including the current inquiries by the Hebei financial bureau;

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changes in government policy generally, both in China and in the U.S. at both national and local levels;

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continued compliance with government regulations and policies;

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the Company’s ability to obtain sufficient resources to continue providing access to capital for its customers;

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changing principles of generally accepted accounting principles;

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fluctuations in consumer demand;

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management of rapid growth;

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general economic conditions;

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fluctuations in sales of commercial vehicles in China;

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China’s overall economic conditions and local market economic conditions;

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the Company’s business strategy and plans, including its ability to expand through strategic acquisitions, the establishment of new locations, the discontinuance of certain products and services, and the introduction of new products and services;

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the Company’s ability to successfully integrate acquisitions;

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credit risk affecting the Company’s revenue and profitability, including its ability to manage the default risk of customers;

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the results of future financing efforts; and

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geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information, including forward looking statements, contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Y. Sohn
(858) 997-0680 / jcwang@fincera.net	Vice President
(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

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